Exhibit 99.1

Santiago, March 12, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Material Fact report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and in General Rule No. 30, duly authorized, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, the following:

LATAM Airlines announces the suspension of its guidance 2020 in light of the uncertainty due to the COVID-19 (coronavirus) outbreak that is affecting the demand for air traffic. As of this date, it is not possible to quantify the exact impact on demand or how long it may take to recover, making it impossible to estimate results for the full year.

LATAM is taking immediate measures to minimize possible effects of the current scenario, including cost reduction and capacity adjustments. Along these lines, and in addition to the significant efforts being made by LATAM to protect the health and safety of its passengers and workers, the LATAM group announces a decrease in capacity of approximately 30% of international operations.

The situation will continue to be monitored day by day and LATAM will maintain the flexibility to make the necessary capacity adjustments or other additional measures depending on the development of the situation generated by COVID-19.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.